Exhibit 99.2

Att. Perry Van Echtelt, CFO
Hafnia Limited
10 Pasir Panjang Road, #18-01
Singapore 117438
Singapore

September 22, 2026

Strictly private and confidential

Dear Sirs,

Re: Engagement letter for investment banking services

We are pleased to confirm the terms under which we are engaged to work with the Company (as defined below) and provide investment banking services in relation to the matters set forth below.

The services which we are engaged to perform shall be referred to as the “Engagement” and this letter as the “Engagement Letter”.

1.	Background and parties

The purpose of this Engagement Letter is to set forth the terms and conditions under which Fearnley Securities AS (“Fearnley”), Pareto Securities AS (“Pareto”, together with Fearnley, each a “Joint Global Coordinator”), Arctic Securities AS (“Arctic”) and Clarksons Securities AS (“Clarksons”, together with Arctic, each a “Joint Bookrunner”) (each a “Manager” and jointly, the “Managers”), are engaged by Hafnia Limited (the “Client” or the “Company”) to act as its financial advisors in connection with an intended raising of up to USD 300 million (or an equivalent amount in NOK, or such other amount as may be agreed between the parties) through the offering of ordinary shares with no par value (the “Shares”), which may be completed in one or multiple steps (the “Transaction”).

This Engagement Letter is supplemented by Fearnley’s Standard Terms of Assignment (the “Standard Terms”) and Fearnley’s General Business Terms, both of which are available at Fearnley’s website (www.fearnleysecurities.com) and are incorporated herein by and constitute a part hereof. Reference is also made to Fearnley’s “Pricing, Placing and Allocation Policy”, Pareto’s General Business Terms available at Pareto’s website (www.paretosec.com), Pareto’s Allocation Policy attached hereto as Schedule III, Arctic’s General Business Terms and Allocation Policy available at Arctic’s website (www.arctic.com/terms), for important disclosures in terms of transaction execution and the services to be provided as part of the Engagement, as also available on the web site.

To the extent that the Engagement shall include any sales to clients in the United States, the Managers will involve their affiliate companies in the United States. In such case, it shall be understood that such affiliate companies shall be covered by the terms of this Engagement Letter including any representations and warranties of the Company thereunder, and that such affiliate companies shall be regarded as a Manager for the purpose of the Engagement.

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In the event of discrepancies between the Engagement Letter and the Standard Terms or the General Business Terms, the Engagement Letter shall prevail. The Standard Terms and Fearnley’s “Pricing, Placing and Allocation Policy” shall apply mutatis mutandis to each of the Managers, and any reference to Fearnley in the Standard Terms or the General Business Terms shall be deemed to include Arctic, Clarksons and Pareto, and references to Fearnley’s web site (www.fearnleysecurities.com) shall for compliance purposes also be read as reference to the other Managers’ web sites and general business terms (as applicable).

For the avoidance of doubt, the Managers’ obligations and any liability pursuant to this Engagement Letter or in relation to the Transaction shall be several and not joint.

2.	Scope of the Engagement

The Managers shall provide the following services to the Company as part of the Engagement:

i.	Acting as the coordinators for the Transaction and providing general project management, including coordination of other advisors and third parties.

ii.	Advising the Company regarding the structure, size, timing, organisation, marketing activities and overall execution of the Transaction.

iii.	Assisting in selecting a pricing model for the Transaction and setting the price/price range.

iv.
Assisting in the preparation of transaction documents as required under applicable law or otherwise agreed with the Company, including any prospectus/information memorandum, other third-party presentation material, press releases, stock exchange announcements and similar market information.

v.
Assisting the Company in its contacts with relevant regulators to the extent directly connected with the Transaction and at the request of the Company, it being understood that the Company shall have all responsibility to comply with applicable regulations, requests, or requirements from such regulators.

vi.
Engaging, at the expense of the Company, such third-party advisors as are required for the Transaction in accordance with market practice, including Managers’ counsel and/or diligence advisor(s), it being understood that no such third-party advisors shall be engaged without the prior written consent of the Company.

vii.	Assisting in planning and carrying out market activities and contacts with prospective investors, including road show activities and presentations.

viii.
Acting as bookrunner and subscription office for the Transaction. There shall not be appointed additional bookrunners for the Transaction, but the Company may at its discretion, and against separate remuneration, decide that additional subscription offices may be appointed.

ix.
Preparing an allocation proposal for the securities subscribed in the Transaction, acting in accordance with the Company’s instruction and the Managers’ respective Pricing, Placing and Allocation policies as available on their web site or as attached hereto.

x.	Organizing and executing the settlement of the Transaction.

xi.	Performing currency exchange on behalf of the Client (if required, and pursuant to separate agreement).

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The Managers shall not be liable for the inability to successfully complete the Transaction, whether on grounds of market conditions or for any other reason.

Unless specifically agreed, the Managers shall not have an obligation to:

1.	subscribe for any securities in the Transaction.

2.	guarantee that the Transaction will be fully subscribed.

3.	establish an underwriting syndicate or guarantee consortium for the Transaction.

4.	provide any payment guarantee or prepayment arrangement on behalf of the investors subscribing for securities in the Transaction.

5.	conduct stabilization activities for the securities issued by the Transaction.

The Managers shall not have any obligation to provide tax, securities law or other legal, regulatory, accountancy or technical advice or services. It is the responsibility of the Company to obtain such advice as it may require on matters falling outside the scope of the Managers’ services.

3.	Fees, expenses and payment terms

As remuneration for the services to be provided by the Managers under the Engagement, the Company agrees to pay the following fees (“Transaction Fees”):

a.
A fixed fee (“Fixed Fee”), to be paid upon the successful completion of a Transaction, calculated as 2.50% of the gross proceeds from such Transaction. The Fixed Fee shall be split among the Managers as follows:

•	Fearnley 42.75%

•	Pareto 37.25%

•	Clarksons 12.50%

•	Arctic 7.50%

b.	An incentive fee (“Incentive Fee”) to be paid, in addition to the Fixed Fee, upon the successful completion of a Transaction, calculated as follows:

i.	1.00% of the gross proceeds from such Transaction if the gross proceeds are lower than or equal to USD 150 million; or

ii.	0.75% of the gross proceeds from such Transaction if the gross proceeds are greater than USD 150 million.

The Incentive Fee shall be allocated among the Managers at the Company’s sole discretion. For the avoidance of doubt, the Incentive Fee shall be payable in full upon completion of the Transaction irrespective of, and without prejudice to, the subsequent allocation thereof among the Managers. For the avoidance of doubt, any engagement of additional managers shall be subject to separate remuneration, and the Incentive Fee shall only be allocated between the Managers being a party to this Engagement Letter (i.e. Arctic, Clarksons, Fearnley and Pareto) and shall not be deemed to include any additional manager and/or bookrunner appointed separately by the Company.

The Managers shall have the right to withhold the Transaction Fees in connection with the release of net proceeds from the Transaction to the Company. The Incentive Fee will be distributed among the Managers pending the Company’s final confirmation of the allocation. In the event that the Managers have not received instructions from the Company regarding the allocation of the Incentive Fee within fourteen (14) days following the release of net proceeds, the Incentive Fee shall be deemed to be allocated proportionally to the allocation of the Fixed Fee.

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The fees shall be payable regardless of the number of tasks set out in section 2 which have actually been performed. If the Transaction is carried out in more than one step/tranche, each step/tranche shall entitle the Managers to fees as set out above.

The Company’s obligation to cover the Managers’ expenses is set forth in the Standard Terms and shall, for the avoidance of doubt, include an obligation to cover, as applicable, the Managers’ expenses related to bookrunner software (Dealogic) and market sounding software (Logwise) at the prevailing cost. With respect to other third-party expenses, the Managers shall always seek the Company’s prior written approval before incurring any material costs or expenses hereunder.

4.	Duration, termination, and survival

The Engagement shall automatically terminate upon conclusion of the Transaction. The Engagement Letter and the Engagement may be terminated with or without cause by the Company or by the Managers (with effect for the terminating Manager only) by written notice at any time prior to the allocation of the Shares to investors.

The following provisions shall survive any termination of the Engagement Letter and remain in full force and effect:

a.	Accrued rights and liabilities, including any rights to payment of fees earned, and reimbursement of expenses incurred, by the Managers at the date of termination;

b.	The termination/survival, confidentiality, conflicts of interest, right of first refusal, responsibility/liability and indemnification provisions of this Engagement Letter and the Standard Terms; and

c.	The representations, warranties, covenants, conditions, indemnification provisions and updating obligations contained in Annex I and Annex II.

In the event that the Company terminates the Engagement without cause at a time when the Managers have received substantial subscription indications in writing, the Managers shall be entitled to a termination compensation calculated as 1.25% of such subscription indications, such termination fee to fall due immediately upon termination.

In addition, where (i) the Company terminates the Engagement without cause or (ii) the Manager terminates the Engagement with cause, the Manager’s right to fees pursuant to this Engagement Letter shall survive and remain in full force and effect and become payable where, within 3 months from termination, any transaction to which this Engagement Letter would have applied is resolved, agreed (whether subject to conditions or otherwise) or concluded by the Company.

5.	Client registration and classification

The provision of investment banking services or ancillary services by the Managers entails an obligation for each Manager to have the Company registered as a client, including the obligations under the Act of 1 June 2018 no. 23 regarding measures to combat laundering and terrorist financing (the Anti-Money Laundering Act) and appurtenant regulations. Accordingly, this Engagement Letter shall not be binding upon the respective Manager until and unless the completion of such satisfactory client registration. As part of such client registration, each Manager will perform an evaluation of the Company’s degree of sophistication (non-professional, professional or eligible counterparty) which will have an impact on the level of client protection that the Managers will be required to provide under EU/EEA legislation. The Company is responsible for keeping the Managers informed about any changes that could affect its classification.

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The Managers’ provision of investment banking services is subject to each of the Managers’ General Business Terms and Conditions which are available on the respective Manager’s web site.

6.	Representations, warranties, covenants and conditions

The Company makes the representations and warranties set forth in Annex I to this Engagement Letter and agrees to comply with the covenants set forth in Annex II. The Company acknowledges that each Manager is entering into this Engagement Letter and undertaking the Engagement in reliance upon such representations and warranties and agrees to comply with the covenants set forth in Annex I and Annex II. The obligations of the Managers under this Engagement Letter are subject to the satisfaction, or waiver by the Managers, of the conditions to the Allocation (as defined in Annex II) set forth in Section 1 of Annex II, and the Company shall deliver or procure the delivery of the closing deliverables set forth in Section 2 of Annex II. The representations and warranties contained in Annex I shall be deemed repeated on each date during the Engagement on which securities are offered, marketed, allocated or sold in connection with the Transaction, unless otherwise expressly stated therein.

7.	Product governance

The Client notes the application of the requirements of Article 9(8) of the Product Governance Rules under EU Delegated Directive 2017/593 (the “MiFID II Product Governance Rules”) and acknowledges that the target market and distribution channels will be identified by the Managers for the Transaction.

The Client notes the application of the sustainability requirements under the Regulation (EU) 2019/2088 (SFDR) and acknowledges the scope and content of sustainability-related information that must be communicated and presented to investors.

For the purposes of the requirements of the MiFID Product Governance Rules regarding the mutual responsibilities of manufacturers under the MiFID Product Governance Rules, each Manager acknowledges to the other Managers that it understands the responsibilities conferred upon it under the MiFID Product Governance Rules relating to the product approval process, the target market and the proposed distribution channels for the Transaction.

8.	Choice of law and disputes

This Engagement Letter shall be governed and construed in accordance with Norwegian law.

Any dispute arising in connection with this Engagement Letter shall be settled by the ordinary courts with Oslo District Court as the (non-exclusive) legal venue. The Company waives any right it has to oppose a lawsuit that is related to this Engagement Letter being heard by the Oslo District Court. The Company acknowledges and agrees that by having a legal venue outside of Norway it may, irrespective of the above, be sued by the Managers in such a legal venue should the Managers wish to do so.

9.	Signature and miscellaneous

The Company represents and warrants that the execution of this Engagement Letter has been approved and authorized by its relevant corporate bodies, and the persons signing the Engagement Letter on behalf of the Company confirm that they have the express power and authority to engage the Managers on the terms hereof.

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For the avoidance of doubt, the Company agrees that the Engagement shall not restrict the Managers from engaging in similar transactions for other clients or to advise prospective investors in a transaction in relation to other investments. Each Manager’s policy for conflicts of interest is available on their web site (www.fearnleysecurities.com, www.paretosec.com, www.clarksons.com, www.arctic.com/terms).

*****

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Please confirm your agreement to the terms of the Engagement by signing this Engagement Letter and returning it to us.

Yours faithfully,

For Fearnley Securities AS

/s/ Nicolas Duran	/s/Petter Skar

Nicolas Duran	Petter Skar
Partner	Head of ECM

For Pareto Securities AS

/s/ Henrik With

Henrik With
Senior Partner

For Clarksons Securities AS

/s/ Espen Lysdahl	/s/ Christian Fodstad

Espen Lysdahl	Christian Fodstad
Managing Director	Chief Compliance Officer

For Arctic Securities AS

/s/ Lars Bastian Østereng	/s/ Steffen Rødsjø

Lars Bastian Østereng	Steffen Rødsjø
Project Manager	Head of Investment Banking

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Agreed and accepted

For Hafnia Limited

/s/ Søren Steenberg Jensen	/s/ Perry Van Echtelt

Søren Steenberg Jensen	Perry Van Echtelt
CEO	CFO

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Annex I

Representations and Warranties of the Company

In connection with the proposed offering and sale of the Shares of the Company by the Company pursuant to the Transaction (the “Offering”), the Company is providing the Managers with certain representations and warranties set forth in this Annex I.

The Company has filed with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement on Form F-3 (Registration No. 333-287637) relating to the shares (the “Shelf Shares”), including the Shares, to be issued from time to time by the Company. The registration statement as amended to the date of the Engagement Letter, including the information (if any) deemed to be part of the registration statement at the time of effectiveness pursuant to Rule 430A or Rule 430B under the U.S. Securities Act of 1933 (the “Securities Act”), is hereinafter referred to as the “Registration Statement”, and the related prospectus covering the Shelf Shares dated May 29, 2025 in the form first used to confirm sales of the Shares (or in the form first made available to the Managers by the Company to meet requests of purchasers pursuant to Rule 173 under the Securities Act) is hereinafter referred to as the “Basic Prospectus.” The Basic Prospectus, as supplemented by the prospectus supplement specifically relating to the Shares in the form first used to confirm sales of the Shares (or in the form first made available to the Managers by the Company to meet requests of purchasers pursuant to Rule 173 under the Securities Act) is hereinafter referred to as the “Prospectus,” and the term “preliminary prospectus” means any preliminary form of the Prospectus.

For purposes of this Annex I, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, “Time of Sale Prospectus” means the documents and pricing information identified in Schedule I hereto, and “broadly available road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the Securities Act that has been made available without restriction to any person.

As used herein, the terms “Registration Statement,” “Basic Prospectus,” “preliminary prospectus,” “Time of Sale Prospectus” and “Prospectus” shall include the documents, if any, incorporated by reference therein as of the date hereof. The terms “supplement,” “amendment,” and “amend” as used herein with respect to the Registration Statement, the Basic Prospectus, the Time of Sale Prospectus, any preliminary prospectus or the Prospectus shall include all documents subsequently filed by the Company with the Commission pursuant to the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), that are deemed to be incorporated by reference therein.

The Company represents and warrants to and agrees with the Managers that:

(a)
The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the knowledge of the Company, threatened by the Commission.

(b)
(i) The Registration Statement, when it became effective, did not contain, and any post-effective amendment to the Registration Statement filed prior to the Closing Date, if applicable, will not, as of the date of such post-effective amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Registration Statement as of the date hereof does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement and the Prospectus comply, and as amended or supplemented prior to the Closing Date, if applicable, will as of the date of such amendment or supplement comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (iv) the Time of Sale Prospectus does not, and at the time of each sale of the Shares in connection with the Offering when the Prospectus is not yet available to prospective purchasers and at the Closing Date, the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (v) each broadly available road show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (vi) the Prospectus does not contain and, as amended or supplemented, if applicable, will not as of its date contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Time of Sale Prospectus, broadly available road show materials or the Prospectus based upon information relating to the Managers furnished to the Company in writing by the Managers expressly for use therein.

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(c)
The Company is not an “ineligible issuer” in connection with the Offering pursuant to Rules 164, 405 and 433 under the Securities Act. Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will at the time of such filing comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Except for the free writing prospectuses, if any, identified in Schedule I hereto forming part of the Time of Sale Prospectus, and electronic road shows, if any, each furnished to the Managers before first use, the Company has not prepared, used or referred to, and will not, without the Managers’ prior consent, prepare, use or refer to, any free writing prospectus. The documents set forth on Schedule I to this Engagement Letter are hereinafter the “Offering Documents.”

(d)
The Company has been duly incorporated under the laws of Bermuda, has been redomiciled to Singapore and is validly existing as a corporation in good standing under the laws of Singapore, has the corporate power and authority to own its property and to conduct its business as described in the Time of Sale Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Company and its subsidiaries, taken as a whole (a “Material Adverse Effect”).

(e)
Each Subsidiary of the Company has been duly incorporated, is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation or under the laws of the jurisdiction to which it has later been redomiciled, has the corporate power and authority to own its property and to conduct its business as described in the Time of Sale Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect; all of the issued shares of capital stock of each Subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable and are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims, except liens, encumbrances, equities or claims that are granted pursuant to loan agreements or sale and leaseback arrangements that are disclosed (including by incorporation by reference) in the Registration Statement and the related security documents, and except to the extent that such liens, encumbrances, equities or claims would not have a material adverse effect.

(f)	At or prior to the public launch of the Offering, the Engagement Letter, application agreement and completeness statement will have been duly authorized, executed and delivered by the Company.

(g)	The authorized share capital of the Company conforms as to legal matters in all material respects to the description thereof contained in each of the Time of Sale Prospectus and the Prospectus.

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(h)	The outstanding ordinary shares of the Company prior to the Offering have been duly authorized and are validly issued, fully paid and non-assessable.

(i)
The Shares to be placed by the Managers on behalf of the Company will be duly authorized for sale, and, when delivered by or on behalf of the Company to prospective purchasers pursuant to any applicable application agreement on the Closing Date, will be validly issued, fully paid and non-assessable, and the sale of such Shares will not be subject to any preemptive or similar rights.

(j)
The execution (if and as applicable) and delivery by the Company (if and as applicable) of, and the performance by the Company of its obligations under, the Engagement Letter and each of the Offering Documents will not contravene (w) any material provision of applicable law except for such conflicts that would not reasonably be expected to result in a Material Adverse Effect, or (x) the constitution and certificate of incorporation of the Company or (y) any agreement or other instrument binding upon the Company or any of its subsidiaries that is material to the Company and its subsidiaries, taken as a whole, except for such conflicts that would not reasonably be expected to result in a Material Adverse Effect or (z) any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any Subsidiary, except for such conflicts as would not reasonably be expected to result in a Material Adverse Effect. No consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by the Company of its obligations under the Engagement Letter and each of the Offering Documents, except such as may have already been obtained or may be required by the securities or Blue Sky laws of the various states in connection with the offer and sale of the Shares or the Financial Industry Regulatory Authority, Inc.

(k)
There has not occurred any material adverse change, or any development involving a known prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Time of Sale Prospectus.

(l)
There are no legal or governmental proceedings (“Proceedings”) pending or, to the Company’s knowledge, threatened to which the Company or any of its subsidiaries is a party, or to which any of the properties of the Company or any of its subsidiaries is subject (1) other than Proceedings accurately described in all material respects in the Time of Sale Prospectus, Proceedings that would not have a Material Adverse Effect, or Proceedings that would not materially and adversely affect the power or ability of the Company to perform its obligations under the Engagement Letter or to consummate the transactions contemplated by the Time of Sale Prospectus; or (2) that are required to be described in the Registration Statement or the Prospectus and are not so described in all material respects; and there are no statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or the Prospectus or to be filed as exhibits to the Registration Statement that are not described in all material respects or filed as required.

(m)
Each preliminary prospectus in respect of the Offering filed as part of the registration statement as originally filed or as part of any amendment thereto, or filed pursuant to Rule 424 under the Securities Act, complied when so filed in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder.

(n)
The Company is not, and after giving effect to the offering and sale of the Shares and the application of the proceeds thereof as described in the Prospectus will not be, required to register as an “investment company” as such term is defined in the U.S. Investment Company Act of 1940.

(o)
The Company and its subsidiaries (i) are in compliance with any and all applicable international, foreign, federal, state and local laws, regulations, conventions and treaties (including those promulgated by the International Maritime Organization) relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants, including petroleum, petroleum products or other hydrocarbons (“Environmental Laws”), (ii) have received all permits, licenses, certificates or other approvals required of them under applicable Environmental Laws to conduct their respective businesses, and (iii) are in compliance with all terms and conditions of any such permit, license, certificate or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses, certificates or other approvals or failure to comply with the terms and conditions of such permits, licenses, certificates or approvals would not, singly or in the aggregate, have a Material Adverse Effect.

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(p)
There are no costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up or remediation of releases, closure of properties or compliance with Environmental Laws or any permit, license, certificate or approval, any related constraints on operating activities and any potential liabilities to third parties) which would, singly or in the aggregate, reasonably be likely to have a Material Adverse Effect.

(q)
There are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Securities Act with respect to any securities of the Company by reason of the registration of the Shelf Shares or to require the Company to include such securities in the Offering, other than registration rights that have been satisfied, waived or complied with.

(r)
Neither the Company nor any of its subsidiaries, nor any director or executive officer, nor, to the Company’s knowledge, any employee, agent or representative of the Company or of any of its subsidiaries, has taken any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “government official” (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to corruptly influence official action or secure an improper advantage; and the Company and its subsidiaries have conducted their businesses in compliance in all material respects with applicable anti-corruption laws and have instituted and maintain policies and procedures designed to promote and achieve compliance with such laws in all material respects.

(s)
The operations of the Company and its subsidiaries are conducted in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“USA PATRIOT Act”), and the applicable anti-money laundering statutes of jurisdictions where the Company and its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(t)

i.
The Company represents that neither the Company nor any of its subsidiaries (collectively, the “Entity”) or any director or executive officer, or, to the knowledge of the Company, any employee, agent, or representative of the Entity, is an individual or entity (“Person”) that is, or is owned or controlled by a Person that is:

A.
the subject of any sanctions administered or enforced by the US Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union (“EU”), His Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor

B.
located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, any country or territory that is the subject of comprehensive Sanctions at the relevant time, including Burma/Myanmar, Cuba, Iran, Libya, North Korea, and Sudan).

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ii.
The Company represents and covenants that it will not, directly or indirectly, use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Person:

A.
to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions in violation of applicable Sanctions law; or

B.
in any other manner that will result in a violation of Sanctions laws by any Person (including any Person participating in the Offering, whether as advisor, investor or otherwise), to the extent that it is in the control of the Company.

(u)
Subsequent to the respective dates as of which information is given in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus, (i) the Company and its subsidiaries have not incurred any material liability or obligation, direct or contingent, nor entered into any material transaction; (ii) the Company has not purchased any of its outstanding capital stock, nor declared, paid or otherwise made any dividend or distribution of any kind on its capital stock other than ordinary and customary dividends; and (iii) there has not been any material change in the capital stock, short term debt or long term debt of the Company and its subsidiaries, except in each case as described in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus, respectively. Neither the Company nor any Subsidiary has sustained, since the respective dates of the Registration Statement, the Time of Sale Prospectus and the Prospectus, any loss or interference with its business from the actual or constructive loss of or damage to any material asset (including any vessel), the requisition of title to any vessel, fire, explosion, flood or other calamity, whether or not insured, or from any labor dispute, court action or governmental action, order or decree, which has resulted in, or would reasonably be expected to result in, a Material Adverse Effect.

(v)
The Company and its subsidiaries have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them which is material to the business of the Company and its subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as are described in the Time of Sale Prospectus or such as do not materially affect the value of such property, do not materially interfere with the use made and proposed to be made of such property by the Company and its subsidiaries or as could not reasonably be expected to have a Material Adverse Effect.

(w)
The Company and its subsidiaries own or possess, or can acquire on reasonable terms, all material patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names currently employed by them in connection with the business now operated by them, except where the failure to own, possess or acquire any of the foregoing would not reasonably be likely to result in a Material Adverse Effect, and neither the Company nor any of its subsidiaries has received any written notice of infringement of or conflict with asserted rights of others with respect to any of the foregoing which, singly or in the aggregate, would reasonably be likely to have a Material Adverse Effect.

(x)	No material labor dispute with the employees of the Company or its subsidiaries exists, except as described in the Time of Sale Prospectus, or, to the knowledge of the Company, is imminent.

(y)
The Company and its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged, and neither the Company nor any of its subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect, except as described in the Time of Sale Prospectus.

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(z)
The Company and its subsidiaries possess all licenses, certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such licenses, certificates, authorizations and permits would not reasonably be likely to have a Material Adverse Effect, and neither the Company nor any of its subsidiaries has received any written notice of proceedings relating to the revocation or modification of any such license, certificate, authorization or permit which, singly or in the aggregate, would reasonably be likely to have a Material Adverse Effect, except as described in the Time of Sale Prospectus.

(aa)
The Company and its subsidiaries maintain a system of internal control over financial reporting that is sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as described in the Time of Sale Prospectus, since the end of the Company’s most recent audited fiscal year, there has been (i) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (ii) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(bb)
The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that are designed to comply with the requirements of the Exchange Act applicable to the Company; such disclosure controls and procedures have been designed to ensure that material information relating to the Company and its subsidiaries is made known to the Company’s principal executive officer and principal financial officer by others within those entities.

(cc)
The financial statements included in the Registration Statement, the Time of Sale Prospectus and the Prospectus, together with the related schedules and notes, present fairly in all material respects the consolidated financial position of the Company and its subsidiaries at the dates indicated and the consolidated statements of profit or loss, shareholders’ equity and cash flows of the Company and its subsidiaries for the periods specified; said financial statements have been prepared in conformity with IFRS applied on a consistent basis throughout the periods involved except as disclosed therein and for any normal year-end adjustments in the Company’s unaudited interim financial statements and the exclusion of footnotes. The summary financial information and other financial data included in the Registration Statement, the Time of Sale Prospectus and the Prospectus present fairly the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included therein. Except as included therein, no historical or pro forma financial statements or supporting schedules are required to be included in the Registration Statement, the Time of Sale Prospectus or the Prospectus under the Securities Act or the rules and regulations promulgated thereunder. All disclosures contained in the Registration Statement, the Time of Sale Prospectus and the Prospectus regarding “non-IFRS financial measures” (as such term is defined by the rules and regulations of the Commission) comply, in all material respects, with Regulation G of the Exchange Act and Item 10 of Regulation S-K of the Securities Act, to the extent applicable.

(dd)
Except as described in the Registration Statement or Time of Sale Prospectus, the Company has not sold, issued or distributed any shares during the six-month period preceding the date hereof, including any sales pursuant to Rule 144A, Regulation D or Regulation S under the Securities Act, other than shares issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans or pursuant to outstanding options, rights or warrants.

(ee)
Except as provided in the credit, loan, financing, lease or other material agreements described in the Registration Statement, the Time of Sale Prospectus and the Prospectus, and/or as limited by applicable laws and regulations, no Subsidiary of the Company is currently prohibited, directly or indirectly, from paying dividends or making other distributions to the Company, or from repaying to the Company any loans or advances made by the Company to such Subsidiary. All dividends and other distributions declared and payable on the shares or other equity interests of the Company may, under applicable laws and regulations of Singapore, be paid in United States dollars and may be freely transferred outside Singapore, subject to compliance with applicable laws and regulations. To the knowledge of the Company, no withholding or similar taxes are payable in Singapore in respect of such dividends or distributions, except as disclosed in the Registration Statement, the Time of Sale Prospectus or the Prospectus.

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(ff)
Assuming that none of the equity interests of the Company is owned, directly or indirectly, by any sovereign authority, the Company does not have any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) in any jurisdiction in which it may otherwise be subject.

(gg)	The Company is a “foreign private issuer” as defined in Rule 405 of the Securities Act.

(hh)
All of the vessels described in the Registration Statement, the Time of Sale Prospectus and the Prospectus, with the exception of those newbuilding vessels which have not been acquired, are owned, leased or chartered-in directly by subsidiaries of the Company; each of the vessels described in the Registration Statement, the Time of Sale Prospectus and the Prospectus as owned by one of the Company’s subsidiaries has been duly registered in the name of the relevant entity that owns it under the laws and regulations and the flag of the nation of its registration, in each case as disclosed in the Time of Sale Prospectus and the Prospectus.

(ii)
Each of the Operative Documents listed in Schedule II hereto (each, an “Operative Document”) has been duly authorized, executed and delivered by the Company, and, assuming that the counterparties have or will execute each such Operative Document, such Operative Document, to the knowledge of the Company, is a valid and binding agreement of the Company enforceable against the Company in accordance with its terms. Neither the Company nor any Subsidiary has sent or received any written communication regarding termination of any Operative Document and no such termination has been threatened in writing by the Company or any Subsidiary of the Company or, to the Company’s knowledge, by any third party.

(jj)
Except as otherwise disclosed in the Time of Sale Prospectus and the Prospectus, there is no broker, finder or other party that is entitled to receive from the Company any brokerage or finder’s fee or other fee or commission as a result of any transactions contemplated by the Engagement Letter.

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Annex II

Conditions to the Managers’ Obligations, Allocation, Closing Deliverables and Covenants of the Company and the Managers

1. The several obligations of the Managers under the Engagement Letter and other transaction documents contemplated herein are subject to the satisfaction, or waiver by the Managers, of the following conditions prior to the allocation of the Shares to investors (the “Allocation”). The Managers’ right to terminate the Engagement based on a failure to satisfy any condition in this Section 1 shall cease upon the Allocation, after which the Transaction shall be unconditional:

(a)
Subsequent to the execution and delivery of the Engagement Letter and prior to the Allocation, there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its subsidiaries, taken as a whole, from that set forth in the Time of Sale Prospectus as of the date of the Engagement Letter that, in the Managers’ judgment, is material and adverse and that makes it, in the Managers’ judgment, impracticable to market the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus.

(b)
Prior to the Allocation, all corporate proceedings and other legal matters incident to the authorization, form and validity of the Engagement Letter and the Offering Documents shall be reasonably satisfactory in all material respects to counsel for the Managers.

(c)
Prior to the Allocation, the Managers shall have received such certificates of good standing and certificates of ownership and encumbrances relating to the Company, its subsidiaries and vessels, in each case as the Managers may reasonably request and in form and substance reasonably satisfactory to the Managers.

(d)
Prior to the Allocation, the Managers shall have received confirmation that the New York Stock Exchange has approved the listing of the Shares to be issued in the Offering, subject only to customary closing conditions.

(e)
Prior to the Allocation, the Managers shall have received such waivers of registration rights, pre-emptive rights or similar rights as may be necessary for the consummation of the Offering, or evidence satisfactory to the Managers that no such waivers are required.

(f)
At the time of the Allocation, the representations and warranties of the Company contained in Annex I shall be true and correct in all material respects as though made on and as of the date of the Allocation, and the Managers shall have received a certificate to such effect from the Company.

2. The Company shall deliver or procure the delivery of the following documents on or prior to the date of the closing of the Transaction (the “Closing Date”).

(a)	The Managers shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of the Company, in a form previously agreed by the parties.

(b)	The Managers shall have received on the Closing Date a certificate, dated the Closing Date and signed by the Chief Financial Officer of the Company in a form previously agreed by the parties.

(c)	The Managers shall have received on the Closing Date a certificate, dated the Closing Date and signed by the Secretary of the Company in a form previously agreed by the parties.

(d)
The Managers shall have received on the Closing Date an opinion of Shook Lin & Bok LLP, Singapore counsel to the Company, dated the Closing Date, in a form previously agreed by the parties. Such opinion shall be rendered to the Managers at the request of the Company and shall so state therein.

(e)
The Managers shall have received on the Closing Date an opinion of Vedder Price P.C., United States counsel to the Company, dated the Closing Date, in a form previously agreed by the parties. Such opinion shall be rendered to the Managers at the request of the Company and shall so state therein.

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(f)
The Managers shall have received, on each of the date of the Engagement Letter and the Closing Date, a letter dated the date of the Engagement Letter or the Closing Date, as the case may be, in form and substance reasonably satisfactory to the Managers, from KPMG LLP, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to the Managers with respect to the financial statements and certain financial information relating to the financial statements and financial information included or incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Prospectus; provided that the letters delivered on the date hereof and the Closing Date shall use a “cut off date” not earlier than three days prior to the date of such respective letter.

3. The Company covenants with the Managers as follows:

(a)
To furnish to the Managers, without charge and upon request, a signed copy of the Registration Statement (including exhibits thereto and documents incorporated by reference therein) and to furnish to the Managers in New York City, without charge, prior to 10:00 a.m. New York City time on the business day next succeeding the date of the Engagement Letter and during the period mentioned in Section 3(e) or 3(f) below, as many copies of the Time of Sale Prospectus, the Prospectus, any documents incorporated by reference therein and any supplements and amendments thereto or to the Registration Statement as the Managers may reasonably request.

(b)
Before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectus, to furnish to the Managers a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which the Managers reasonably object, and to file with the Commission within the applicable period specified in Rule 424(b) under the Securities Act any prospectus required to be filed pursuant to such Rule.

(c)
To furnish to the Managers a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which the Managers reasonably object.

(d)
Not to take any action that would result in a Manager or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Managers that the Managers otherwise would not have been required to file thereunder, without the consent of the Managers.

(e)
If the Time of Sale Prospectus is being used to solicit offers to buy the Shares at a time when the Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if, in the reasonable opinion of counsel for the Managers, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the Managers upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances under which they were made when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.

(f)
If, during such period after the first date of the placement of the Shares, in the reasonable opinion of counsel for the Managers, the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is required by law to be delivered in connection with sales by the Managers or a dealer, and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectus in order to make the statements therein, in the light of the circumstances under which they were made when the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is delivered to a purchaser, not misleading, or if, in the opinion of counsel for the Managers, it is necessary to amend or supplement the Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the Managers upon request, either amendments or supplements to the Prospectus so that the statements in the Prospectus as so amended or supplemented will not, in the light of the circumstances under which they were made when the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) of the Securities Act) is delivered to a purchaser, be misleading or so that the Prospectus, as amended or supplemented, will comply with applicable law.

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(g)
To endeavour, if required, to qualify the Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Managers shall reasonably request, provided, however, that nothing contained herein shall require the Company to qualify to do business in any jurisdiction, to execute a general consent to service of process in any jurisdiction or to subject itself to taxation in any jurisdiction in which it is not otherwise subject.

(h)
To make generally available to the Company’s security holders and to the Managers as soon as practicable an earnings statement of the Company complying with the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

(i)
If reasonably requested by a Manager, to prepare a final term sheet relating to the Offering, containing only information that describes the final terms of the Offering in a form consented to by the Managers, and to file such final term sheet within the period required by Rule 433(d)(5)(ii) under the Securities Act following the date the final terms have been established for the Offering.

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Schedule I

•	424(b)(5) Preliminary Prospectus Supplement filed by the Company with the Commission.

•	The public offering price of $[__] per share (NOK [ ] per share) and the number of new Shares sold in the Offering ([________] Shares).

•	Final Term Sheet filed as a Free Writing Prospectus with the Commission under Rule 433(d) of the Securities Act.

•
Any other Free Writing Prospectus that the Company or a Manager utilizes in connection with the Offering, if any, that is filed by the Company with the Commission under Rule 433(d) of the Securities Act.

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Schedule II

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Schedule III

ALLOCATION POLICY

1	Introduction

This policy is prepared for information purposes to clients who engage Pareto Securities to advise on corporate finance strategy and provide the service of underwriting1 and placing of financial instruments. In the following, the term “client” refers to the relevant issuer and / or selling or buying shareholder(s) being the client of Pareto Securities in relation to the relevant transaction.

This policy sets out procedures and principles intended to ensure that the allocation process conducted by Pareto Securities complies with the applicable legal requirements2 and good business practise, including information on Pareto Securities’ arrangements to prevent or manage conflicts of interest when placing financial instruments.

2	Financing alternatives and associated fees

Pareto Securities offers clients services within various financing alternatives, hereunder offering of bonds, equity and hybrid capital, buy-backs and block trades.

Pareto Securities does not offer ordinary credit / bank financing. When Pareto Securities advises on corporate finance strategy or offers underwriting or placing services, only products offered by Pareto Securities will be taken into consideration.

In the case of equity capital raisings, clients must assess and decide on the transaction structure, hereunder whether the capital raise is to be structured as a rights issue or a private placement (with or without a subsequent repair issue). Clients are expected to have a conscious approach when selecting transaction structure, and to pay due attention to the requirement for equal treatment of all shareholders. If preferential rights are set aside, the client is responsible for ensuring that the differential treatment of shareholders is factually justified and that the disadvantage for the shareholder base is proportionate. Pareto Securities will advise the client with regard to the choice of transaction structure, hereunder the various criteria to be assessed, so the client can decide on a transaction structure that safeguards the interests of both the client itself and its shareholders.

Transaction fees are negotiated individually between Pareto Securities and each client. The fee could be a fixed amount, a fixed percentage of the offer size / transaction value and / or a discretionary element based on the client´s satisfaction with the transaction and / or other defined criteria. Other typical fees are retainer fees and fees linked to certain transaction specific “milestones”.

The fee levels depend on factors such as the type, size and complexity of the transaction and the type of financial instruments to be issued. In general, fees for equity transactions are higher than for bond transactions. For bond transactions, the fee typically ranges from 1% – 4% of the amount raised, and for equity transactions typically 3% – 7% of the amount raised. This is an indication only, and actual fees may be lower or higher than the ranges indicated above.

1 Please note that Pareto Securities normally does not offer underwriting on a firm commitment basis.
2 Delegated Regulation 2017/565 Articles 38-43.

Allocation Policy – March 2024

3	Pricing of an offering

The timing and the process with regard to corporate finance advice on pricing of an offering will depend on several factors. Pareto Securities will base its pricing recommendations on factors such as the nature and size of the offering, type of financial instruments, prevailing market conditions, the financial situation of the client, the amount of time available, the quality of the order book, current information flow and comparable offerings.

The pricing of an offering is a complex process which normally involves a combination of judgement and experience. In the case of a securities issue, there will be a tension between the objectives of the issuer and the investors. Attention must be paid to future performance, quality of the investor feedback and other factors to find the appropriate balance between these sometimes conflicting objectives.

In private placements, Pareto Securities will typically initiate a dialogue with selected and relevant investors to determine potential investor demand before a transaction is publicly launched. Based on the level of investor feedback, an indicative price interval for the offering will be discussed with the client. This indicative price interval may influence the client’s decision on whether to launch a transaction or not. Normally, the final subscription price is determined by means of bookbuilding. However, a fixed price may be recommended for private placements, for example where the transaction is fully underwritten / guaranteed by one or several shareholders or investors or if the feedback received during the pre-sound phase suggests a higher chance of a successful transaction by applying a fixed price.

In rights issues, the subscription price will be fixed, and usually determined based on a level of discount to the share price or theoretical ex-rights price (“TERP”).

Pareto Securities does not normally undertake any hedging strategies in relation to equity offerings. From time to time, Pareto Securities may undertake stabilization strategies in relation to equity offerings (e.g. through over-allotment and a Greenshoe option). Such activities will typically be undertaken in accordance with the EU safe harbour framework (or equivalent legislation) and relevant disclosure requirements.

4	Investor selection

Investor groups to be targeted in an offering will be agreed between Pareto Securities and the client, and, if relevant, other syndicate members. The main objective in determining the selection of investors, and the final allocation, will normally be to provide an appropriate spread of investors (e.g. between long term holders and providers of liquidity), with the aim of achieving an orderly aftermarket with a balance between liquidity and price stability.

In rights issues, the existing shareholders in the client will be targeted through issuance of preferential rights to subscribe for and be allocated new shares. However, the transaction will normally be guaranteed partly or in full by either existing and / or new shareholders in the client. If agreed with the client, new investors may also be offered to subscribe for shares either without rights or by acquiring tradable rights in the market, however always with preferred allocation to subscriptions with rights.

In private placements, Pareto Securities will use its position and knowledge of the market and propose investor groups that are suitable for the offering. When selecting investor groups, Pareto Securities will take into consideration factors such as the investors’ risk tolerance, investment horizon and knowledge about the sector in which the client operates.

Pareto Securities will not target specific investors / investor groups if instructed by the client.

Allocation Policy – March 2024

5	Individuals involved in the provision of corporate finance advice on the price and allotment of financial instruments

Clients who engage Pareto Securities to advise on corporate finance strategy and provide underwriting or placing services will be assisted by relevant individuals in the Investment Banking Department (the “Deal Team”). The Deal Team will normally consist of a senior Investment Banking employee acting as Deal Captain and other resources from the Investment Banking Department as deemed necessary and appropriate by the Deal Captain. Such individuals will normally be presented to the client as part of initial transaction discussions and / or mandate negotiations.

Advice and proposals concerning the price and allocation of financial instruments will be provided by individuals in Pareto Securities’ ECM / DCM Department, in cooperation with the client and, if relevant, other syndicate members.

6	Arrangements to prevent or manage conflicts of interest

Conflicts of interest may arise during the allocation process where Pareto Securities, on behalf of an issuer, places financial instruments with its investor clients. This policy must therefore be read in conjunction with Pareto Securities’ Conflicts of Interest Policy.

To manage potential or actual conflicts of interest, Pareto Securities has established appropriate information barriers (often referred to as “Chinese walls”), including physical and technological barriers, between the Investment Banking Department and other departments. These barriers prevent information from passing from the Investment Banking department to other parts of the firm.

Further, Pareto Securities has established Global Deal Committees responsible for processing all new Investment Banking assignments. One of the main tasks of the Global Deal Committee is to identity and manage potential conflicts of interest between clients and other relevant parties.

Subject to adherence to this policy and in compliance with the specific allocation principles decided for the relevant transaction, the ECM / DCM Department may receive allocation proposals from the Head of Equity Sales / Bond Sales and / or other senior Sales representatives. This practise is identified as a potential conflict of interest, but is considered necessary to obtain precise input on the characteristics of the specific investors and to ensure fair and correct allocation proposals. To mitigate potential conflicts of interest, such proposals shall only form part of the allocation process, and the final allocation proposal / decision shall be made by the ECM / DCM Department.

7	Placing of offerings and allocation principles

Pareto Securities will provide the client with a copy of this policy prior to providing any underwriting or placing services to the client. Pareto Securities will discuss and agree with the client on the allocation principles for the relevant transaction.

The agreed allocation principles will vary depending on the type of transaction, but equal treatment of similar investor groups and / or orders is nevertheless a superior principle in all transactions. Pareto Securities will normally take into consideration some or all of the following factors in the allocation process:

-	Client preference for specific investors.
-	Existing ownership in the client (minimum pro-rata in primary deals is the base case).
-	Desired investor types, categories and quality (e.g. long-only, hedge funds, providers of liquidity, geographical locations of investors, investor’s anticipated holding time horizon).

Allocation Policy – March 2024

-	The level of participation by the investor in the marketing of the transaction (e.g. involvement in market sounding, roadshow meetings etc.).
-	The quality of investor feedback during marketing of the transaction (to the client’s management or Pareto Securities).
-	The investor’s interest in, and past transactions in, issuances generally or other securities of the issuer and / or sector.
-	The timing of the investor’s interest, especially if interest is expressed at a late stage.
-	The size of the investor’s order (absolutely and relative to the investor’s portfolio).
-	Price aggressiveness and leadership in the bookbuilding period of the transaction.
-	The client’s aftermarket objectives (e.g. select a mix of investors to aid secondary market liquidity).
-	Where relevant, any “free float” or similar requirements of the relevant listing, trading or indexation regime.
-	Concentration (i.e. preferences as to size and number of large holdings, medium and / or smaller ones).
-	Any conditions to commitment, e.g., minimum / maximum amount, structural requirements etc.
-	Other considerations as appropriate.

In the case of equity transactions, Pareto Securities will, based on the received orders, provide an allocation proposal to the client’s Board of Directors. The Board of Directors is responsible for making the relevant decisions in the allocation process based on the allocation principles agreed with Pareto Securities and communicated to investors.

In the case of bond transactions, Pareto Securities is responsible for making the relevant decisions in the allocation process based on the allocation principles communicated to investors. As the identity of bondholders is subject to confidentiality, the identity of investors will not be disclosed to the client. However, Pareto Securities will keep internal records of the different allocation groups and investors which can be accessed by the client in an anonymised form.

If the client decides that allocation shall be done as a pro-rata reduction of all subscriptions, Pareto Securities will not provide the client with detailed allocation proposals.

This policy shall ensure that allocations are effected on a fair and equitable basis and without preferring any particular investor or investor groups. Therefore, Pareto Securities does not allow the following:

-
allocations made to incentivise the payment of disproportionately high fees for unrelated services provided by Pareto Securities (“laddering”), such as disproportionately high fees or commissions paid by an investor, or disproportionately high volumes of business at normal levels of commission provided by an investor as a compensation for receiving an allocation of the issue;

-	allocations made to a senior executive or a corporate officer of an existing or potential issuer client, in consideration for the future or past award of Investment Banking business (“spinning”);
-
allocations that are expressly or implicitly conditional on the receipt of future orders or the purchase of any other service from Pareto Securities by an investor, or any entity of which the investor is a corporate officer.

***

Allocation Policy – March 2024